Exhibit 99.1

Wah Fu Education Group Limited Announces Closing of Initial Public Offering

Shares are Expected to Commence Trading on Tuesday, April 30, 2019 on the NASDAQ Capital Market as “WAFU”

BEIJING, China, April 29, 2019 (GLOBE NEWSWIRE) -- Wah Fu Education Group Limited (“Wah Fu” or the “Company”) (NASDAQ:WAFU), a provider of online training and exam preparation services, as well as related training materials and technology solutions for both institutions and individuals, today announced the closing of its initial public offering of 1,181,033 ordinary shares at a public offering price of $5.00 per share, for total gross proceeds of approximately $5.9 million before deducting underwriting discounts, commissions and other related expenses. The shares will begin trading on the NASDAQ Capital Market on Tuesday, April 30, 2019 under the ticker symbol “WAFU”.

Network 1 Financial Securities, Inc. acted as the underwriter in the offering. Ellenoff Grossman & Schole LLP acted as U.S. legal counsel to the Company, and Mei & Mark LLP acted as legal counsel to the underwriters.

The Company intends to use the proceeds from this offering primarily for: 1) establishing U.S. operations; 2) product development; 3) technology research and development; 4) establishing branches in China; 5) advertisement and marketing; 6) strategic reserve; and 7) working capital.

A post-effective amendment to the registration statement relating to the securities being sold in this offering was declared effective by the Securities and Exchange Commission (“SEC”) on February 14, 2019. The offering of these securities was made only by means of a prospectus. A copy of the final prospectus relating to the offering may be obtained by contacting Network 1 Financial Securities, Inc., 2 Bridge Avenue, Suite 241, Red Bank, New Jersey 07701, Attention: Steven Sun, Executive Director, Investment Banking or email jsun@netw1.com or by calling +1 (800)-886-7007. In addition, a copy of the final prospectus relating to the offering may be accessed via the SEC's website at www.sec.gov.

This press release shall not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Wah Fu Education Group Limited

Incorporated in 1999 and headquartered in Beijing, China, Wah Fu Education Group Limited provides online training and exam preparation services, as well as related training materials and technology solutions for both institutions, such as universities and training institutions, and students. For more information, please visit www.edu-edu.cn.

Safe Harbor Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Specifically, the Company's statements regarding trading on the NASDAQ Capital Market are forward-looking statements.  Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company's expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following:  the Company's goals and strategies; the Company's future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the online training industry in China and the other international markets the Company serves or plans to serve; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and the international markets the Company serves or plans to serve and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC.  For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

At the Company:

Email: ashely.ai@horwathcapital.com.cn

Investor Relations:

Tony Tian, CFA
Weitian Group LLC
Email: ttian@weitianco.com

Phone: +1-732-910-9692